

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

<u>Via E-mail</u>
Vincent L. Ammann, Jr.
Chief Financial Officer
WGL Holdings, Inc.
Washington Gas Light Company
101 Constitution Ave., N.W.
Washington, D.C. 20080

> **Re:** **WGL Holdings, Inc. and Washington Gas Light Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed November 23, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 20, 2012**
> **Definitive Information Statement on Schedule 14C**
> **Filed January 27, 2012**
> **Form 10-Q for the Quarterly Period Ended December 31, 2011**
> **Filed February 6, 2012**
> **File Nos. 001-16163 and 000-49807**

Dear Mr. Ammann:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2011</u>

<u>Item 9A. Controls and Procedures, page 157</u>

1. Please explain why the disclosures required by Items 307 and 308 of Regulation S-K have not been included for Washington Gas Light Company and amend to provide the disclosures. Please also refer to Regulation S-K Compliance and Disclosure Interpretation 115.02 and provide us with your analysis as to the impact, if any, of Washington Gas

Light's failure to file management's report on internal control over financial reporting on the company's ability to avail itself of rules and forms that are predicated on the current or timely filing of Exchange Act reports. In this regard, we note as an example only, the Form S-3 filed by Washington Gas Light Company on May 14, 2009.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

Short-Term Incentive Compensation, page 28

2. We note your disclosure that one of the 2011 corporate goals is a "return on equity threshold (non-GAAP consolidated) of 8.8%, which, if not met, would lead to a zero payout of the corporate portion of the plan." Please disclose your 2011 return on equity (non-GAAP consolidated). In this regard, we note that you disclose the utility return on equity on page 29. Please clarify whether the utility return on equity is different from the return on equity threshold you reference on page 28. Please also disclose the Individual Factor weight applicable to each of your named executive officers (NEOs), other than Mr. McCallister, with a view towards explaining to investors how you calculated the amounts of non-equity incentive compensation granted to your NEOs in 2011. Refer to Item 402(b)(1)(v) of Regulation S-K. This comment also applies to the Definitive Information Statement on Schedule 14C filed by Washington Gas Light on January 27, 2012.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 1. Financial Statements

Note 13. Commitments and Contingencies, page 29

3. Please tell us what consideration was given to disclosing the complaint filed December 30, 2011 seeking damages aggregating $110 million referred to on page 58.

Item 4. Controls and Procedures, page 57

4. We note you state that your disclosure controls and procedures were designed to provide reasonable assurance that information required to be disclosed by WGL Holdings in the reports that it files or submits under the Exchange Act is accumulated and communicated to senior management, including the Chairman and Chief Executive Officer, and the Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Your disclosure includes a partial definition of disclosure controls and procedures. Please note that you are not required to include the definition of disclosure controls and procedures, but if you choose to include the definition you must include the "entire definition" which can be found in Exchange Act Rule 13a-

15(e). Please revise your disclosure in future filings to either exclude the entire definition of disclosure controls and procedures, or include the entire definition. In this regard, with respect to your current disclosure, please clarify for us, if true, that your controls and procedures were also effective in their design to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, and summarized within the time periods specified in the Commission's rules and forms.

5. Please explain why you have excluded the disclosures required by Item 307 of Regulation S-K and disclosure of any changes in internal control over financial reporting for Washington Gas Light Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief